MEDEQUITIES REALTY TRUST, INC.

3100 West End Avenue, Suite 1000

Nashville, TN 37203

November 8, 2016

VIA EDGAR

Ms. Sonia Gupta Barros

Ms. Nicole Collings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MedEquities Realty Trust, Inc.

Registration Statement on Form S-11 (File No. 333-206519)

Dear Ms. Barros and Ms. Collings:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MedEquities Realty Trust, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-206519) to 4:05 p.m., Eastern Time, on November 9, 2016 or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Andy Campbell at (202) 887-1584.

Very truly yours, MedEquities Realty Trust, Inc.

By:	/s/ Jeffery C. Walraven
Name:	Jeffery C. Walraven
Title:	Executive Vice President and Chief Financial Officer